UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

CPS TECHNOLOGIES CORPORATION

(Name of Issuer)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

12619F104

(CUSIP Number)

JOSEPH M. MANKO, JR.

HORTON CAPITAL MANAGEMENT, LLC.

1717 Arch Street, Suite 3920

Philadelphia, PA 19103

(215) 399 5402

[With a copy to]

ANDREW FREEDMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 AVENUE OF THE AMERICAS

NEW YORK, NY 10019

(212) 451 2250

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 19, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 12619F104

1	NAMES OF REPORTING PERSONS: Horton Capital Partners Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 661,800 (See Item 5)
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 661,800 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 661,800 (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.01% (See Item 5)
14	TYPE OF REPORTING PERSON (See Instructions): OO

CUSIP No. 12619F104

1	NAMES OF REPORTING PERSONS: Horton Capital Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 661,800 (See Item 5)
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 661,800 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 661,800 (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.01% (See Item 5)
14	TYPE OF REPORTING PERSON (See Instructions): OO

CUSIP No. 12619F104

1	NAMES OF REPORTING PERSONS: Horton Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 661,800 (See Item 5)
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 661,800 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 661,800 (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.01% (See Item 5)
14	TYPE OF REPORTING PERSON (See Instructions): IA

CUSIP No. 12619F104

1	NAMES OF REPORTING PERSONS: Joseph M. Manko, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 661,800 (See Item 5)
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 661,800 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 661,800 (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.01% (See Item 5)
14	TYPE OF REPORTING PERSON (See Instructions): IN

This amendment No.1 to Schedule 13D (this “Amendment No.1”) amends and supplements the Schedule 13D (the “Initial 13D”) filed on March 31, 2017 (the Initial 13D and, as amended and supplemented by this Amendment No. 1, collectively the “Schedule 13D”) relates to shares of common stock, par value $0.01 per share (“Common Stock”), of the Issuer, a Delaware corporation. Capitalized terms not defined in this Amendment No. 1 shall have the meaning ascribed to them in the Initial 13D.

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant. The Schedule 13D is hereby amended as follows:

Item 4. Purpose of Transaction.

Item 4 is hereby amended to add the following:

On April 19, 2017, HCPF issued a press release and presentation urging shareholders to vote “AGAINST” the Company’s current slate of Directors at the upcoming Annual Meeting of Shareholders to be held on May 5, 2017. The presentation and press release are attached hereto as Exhibit 9 and Exhibit 10, respectively, and incorporated by reference in this Item 4.

The Reporting Persons have no present intention, and have not reserved the right, to engage in a contested solicitation for the election of directors. The Reporting Persons intend to vote against the election of the Company’s nominees to the Board on the Company’s proxy card and are urging other shareholders to do the same.

Item 7. Material to be Filed as Exhibits.

Item 7 is hereby amended and restated to include the following exhibits:

Exhibit 1	Schedule A*

Exhibit 2	Joint Filing Agreement, dated March 31, 2017*

Exhibit 3	Letter, dated December 16, 2016*

Exhibit 4	Press Release, December 22, 2016*

Exhibit 5	Notice, dated March 3, 2017*

Exhibit 6	Preliminary Proxy Statement, incorporated by reference to Form PREC14A filed by the Issuer on March 27, 2017

Exhibit 7	Withdrawal Notice, dated March 31, 2017*

Exhibit 8	Letter, dated March 31, 2017*

Exhibit 9	Presentation, dated April 19, 2017 incorporated by reference to Form PX14A6G filed by Horton on April 19, 2017

Exhibit 10	Press Release, dated April 19, 2017 incorporated by reference to Form PX14A6G filed by Horton on April 19, 2017

*	Previously filed by Horton with Initial 13D filed on March 31, 2017.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: April 19, 2017	HORTON CAPITAL PARTNERS FUND, LP

	By:	/s/ Joseph M. Manko, Jr.
	Name:	Joseph M. Manko, Jr.
	Title:	Managing Member

HORTON CAPITAL PARTNERS, LLC

	By:	/s/ Joseph M. Manko, Jr.
	Name:	Joseph M. Manko, Jr.
	Title:	Managing Member

HORTON CAPITAL MANAGEMENT, LLC.

	By:	/s/ Joseph M. Manko, Jr.
	Name:	Joseph M. Manko, Jr.
	Title:	Managing Member

/s/ Joseph M. Manko, Jr.
JOSEPH M. MANKO, JR.